SEC

17009476

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerson Equity LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Bovet Road, Suite 725
(No. and Street)

San Mateo (City) CA (State) 94402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini (650) 312-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Ste 620 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dominic Baldini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerson Equity LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On 2/28/17 before me, JOHN MINJIRAS, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared DOMINIC BALDINI,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

Signature [signature] **(Seal)**

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN or WITHOUT of the State of California)

I, **Dominic Baldini**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of February 2017, at

San Francisco, California.

____
(Signature of person signing)

Managing Member
(Title of person signing report)

Emerson Equity LLC	130032
(Name of Licensee)	(File Number)

INSTRUCTIONS:

1. If the broker-dealer or investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Emerson Equity LLC

We have audited the accompanying statement of financial condition of Emerson Equity LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerson Equity LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 28, 2017

EMERSON EQUITY LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	846,194
Deposit with clearing broker		100,000
Accounts receivable		898,869
Prepaid expenses		709
Other assets		18,019
Total assets	$	1,863,791

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	938,142
Deferred income		16,667
Total liabilities	$	954,809
Members' equity		908,982
Total liabilities and members' equity	$	1,863,791

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Operations
Year Ended December 31, 2016

Revenues:		
Commissions	$	12,735,189
Investment advisory fees		494,857
Revenue from sale of investment company shares		664,270
Other income		728,246
Total revenues		14,622,562
Expenses:		
Commissions - Registered Representatives and other Broker Dealers		12,583,812
Commissions - Managing Member		120,000
General and administrative		445,269
Professional fees		332,056
Rent		83,248
Insurance		19,832
Total expenses		13,584,217
Net income	$	1,038,345

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

Members' equity, beginning of year	$	722,137
Net income		1,038,345
Distributions to Members		(851,500)
Members' equity, end of year	$	908,982

See Accompanying Notes to Financial Statements

EMERSON EQUITY LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from Operating Activities:	
Net income	$ 1,038,345
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	119,596
Increase in prepaid expenses	(212)
Increase in deferred revenue	16,667
Increase in accounts payable and accrued expenses	153,693
Increase in deposits at clearing firm	(50,000)
Total adjustments	239,744
Net Cash provided by Operating Activities	1,278,089
Cash flows from Investing Activities:	
Office Furniture	(16,933)
Office Equipment	(1,084)
Net Cash used in Investing Activities	(18,017)
Cash flows from Financing Activities:	
Distributions	(851,500)
Net Cash used in Financing Activities	(851,500)
Net increase in cash	408,572
Cash, beginning of year	437,622
Cash, end of year	$ 846,194

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability company, the members' liability is limited to the amount reflected in the members' capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue Recognition

Revenue arising from securities transactions (securities commission, sale of investment company shares, and other revenue) is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or other third parties. Investment advisory fees are recorded quarterly as earned, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax

liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $567,204, which was $467,204 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.68 to 1.

3. Financial Instruments Not carried at Fair Value:

The following table presents the carrying values and estimated fair values as of December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	846,194	846,194			846,194
Deposit with Clearing Broker	100,000	100,000			100,000
Accounts Receivables	898,869		898,869		898,869
Totals:	**$1,845,063**	**$946,194**	**$898,869**	**$---**	**$1,845,063**
Liabilities					
Accounts payable, accrued expenses, and other liabilities	938,142		938,142		938,142
Totals:	$938,142	$---	**$938,142**	$---	**$938,142**

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $61,288 for the year ended December 31, 2016. The managing member rents the premises under a long-term lease that expires in September 2020. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $63,000 per year to $66,000 per year through September 2020.

During 2016, the Company paid commissions totaling $120,000, to the managing member and $495,396 to registered representatives who are affiliated with the Company, which is included in commission expense in the accompanying statement of operations.

The Company generated approximately $4,036,449 in commissions from transactions in investment funds affiliated with an entity in which one of its registered representatives is a principal. The Company paid approximately $717,113 in commissions to such registered representative related to this commission income.

The Company generated approximately $15,000 of investment advisory fees from a customer who is related to the managing member.

6. Contingent Liability

In December 2016 the firm reached a verbal agreement to resolve certain allegations being made in connection with a private placement offering. The amount accrued for this potential liability was $39,999. In January 2017, the firm executed a Settlement Agreement and Mutual Release whereby all claims, whether known or unknown, were settled and the firm was released from any further liability for the amount of $39,999. The outstanding balance of the settlement due and owing as of the date of issuance of these financial statements is $17,999.

7. Subsequent Event

In January 2017, the Company made distributions totaling $32,500 to the Managing Member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: EMERSON EQUITY LLC as of December 31,2016

1. Total ownership equity from Statement of Financial Condition			$ 908,982	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			908,982	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			908,982	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	341,778	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(341,778)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			567,204	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 567,204	3750

OMIT PENNIES

Non-allowable assets:	
Accounts receivable	323,050
Prepaids and other assets:	18,728
Total	341,778

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: EMERSON EQUITY LLC as of December 31, 2016

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$63,653	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	100,000	3760
14. Excess net capital (line 10 less 13)	467,204	3770
15. Net capital less greater of 10% of line 19 of 120% of line 12	447,204	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			954,809	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			954,809	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			168.333%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EMERSON EQUITY LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EMERSON EQUITY LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

EMERSON EQUITY LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2016

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 567,204	$ 650,214	114.63%
Computation per Schedule I	567,204	954,809	168.33%
Differences	$ -	$- 304,595	

Note: The difference between computation as per Respondent and as per Schedule I arose from audit adjustment related to accrual of commission revenue and corresponding commission payable. The adjustment did not affect the net capital but resulted in increasing aggregate indebtedness at December 31, 2016.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Emerson Equity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerson Equity LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

As disclosed in the management's statement included in the accompanying Exemption Report, from January 2016 through September 2016, one of the branch offices of the Company failed to maintain a check blotter. Due to the absence of this branch office's check blotter, we are not able to perform review procedures (observation) related to the Company's compliance with rules related to prompt transmittal of customer funds for this branch office for the period from January 2016 through September 2016.

Based on our review, except for the effects on management's statements, as might have been determined to be necessary had we been able to perform review procedures (observation) on the check blotter of this branch office, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 28, 2017

Exemption Report

Emerson Equity (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3k(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year except for the matter disclosed below.

From the January 2016 to September 2016 one of the branch offices of the Company failed to maintain a check blotter. Since October 2016, the branch office has started maintaining the check blotter.

Emerson Equity LLC

Name of Company

I, Dominic Baldini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Member

Date: February 28, 2017

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2016